News Release

IREN Reports Full Year FY24 Results

Record Adjusted EBITDA of $54.7 million in FY24

On track for 30 EH/s in 2024

AI business strategy update

SYDNEY, AUSTRALIA, August 28, 2024 (GLOBE NEWSWIRE) – IREN (Iris Energy Limited) (NASDAQ: IREN) (together with its subsidiaries, "IREN" or "the Company"), a leading next-generation data center business powering the future of Bitcoin, AI and beyond, today reported its financial results for the full year ended June 30, 2024. All $ amounts are in United States Dollars ("USD") unless otherwise stated.

"We are pleased to report our full year FY24 results, which highlights continued growth across revenue, earnings and cashflow", said Daniel Roberts, Co-Founder and Co-CEO of IREN. "Our 2024 guidance remains unchanged. With 15 EH/s installed, we are well on track to achieve our 20 EH/s milestone next month and 30 EH/s this year".

Full Year FY24 Results

- EBITDA of $19.6 million, as compared to $(123.2) million in fiscal year 2023[1]
- Adjusted EBITDA of $54.7 million, as compared to $1.4 million in fiscal year 2023[1]
- Record Bitcoin mining revenue of $184.1 million, as compared to $75.5 million in fiscal year 2023, driven by growth in operating hashrate and higher Bitcoin prices
- Record 4,191 Bitcoin mined, as compared to 3,259 Bitcoin in fiscal year 2023, primarily driven by growth in operating hashrate
- AI Cloud Services revenue of $3.1 million, servicing multiple customers across the reserved and on-demand market
- Net electricity costs[2] of $76.0 million, as compared to $35.8 million in fiscal year 2023, primarily driven by an increase in operating hashrate, with 80MW of additional capacity commissioned during the year
- Other costs of $56.5 million, as compared to $38.4 million in fiscal year 2023[3]
    - Reflects a larger business today that is delivering significant growth, and projecting continued expansion over the coming years
    - Procurement of RECs, consistent with our commitment to utilizing 100% renewable energy
    - Additional head office resources to support growth, and expanded risk, compliance and reporting obligations
    - Increased site expenses to support design, management and delivery of our Childress operations
    - Includes $6.3 million provision for Canadian non-refundable sales tax
- Net loss after income tax of $29.0 million, as compared to a loss of $171.9 million in fiscal year 2023
- Operating cash inflow of $52.7 million, as compared to $6.0 million in fiscal year 2023
- Cash and cash equivalents of $404.6 million as of June 30, 2024 and no debt facilities[4]

[1] EBITDA and Adjusted EBITDA are non-IFRS metrics. See page 4 for a reconciliation to the nearest IFRS metric.

[2] Net electricity cost is a non-IFRS metric. See page 4 for a reconciliation to the nearest IFRS metric.

[3] Other costs exclude one-off other expense items. See page 4 for a reconciliation to the nearest IFRS metric.

[4] Reflects USD equivalent, audited cash and cash equivalents as of June 30, 2024.

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News Release

Recent Operational Highlights

Data Centers

- Morgan Stanley process to evaluate AI data center opportunities in relation to 1.4GW West Texas site underway:
    - Non-disclosure agreements signed
    - Information being provided to interested parties
- Colocation, AI Cloud Services and other structures also being discussed with prospective partners in relation to British Columbia and Childress sites
- Increased grid-connected power secured from 760MW to 2,310MW over the last 12 months
- Date center expansion to 510MW in 2024
    - Childress Phase 2 (100MW, 3Q CY24) – 100MW substation energized, 40MW data centers commissioned
    - Childress Phase 3 (150MW, 4Q CY24) – Foundational, structural and electrical works ongoing for 6 x 25MW data centers

Bitcoin Mining

- Increased self-mining capacity from 5.6 EH/s to 10 EH/s through FY24[5]
- Successful transition to spot pricing from August 2024
    - Historically challenging for energy retailers to provide spot power to Bitcoin miners
    - Scale and demonstrated robustness of IREN curtailment systems has now enabled transition to a spot pricing contract effective August 1, 2024
    - Spot pricing with curtailment allows IREN to optimize power costs in real-time, avoiding prior hedging costs and risks
    - One-off cost of $7.2 million to close out August and September 2024 hedges
    - Childress August 2024 month-to-date electricity cost of 3.1 c/kWh (~$23k electricity cost per Bitcoin mined)[6]
- On track for 30 EH/s in 2024
    - 15 EH/s installed (August 28, 2024)
    - 20 EH/s next month, 30 EH/s in next 4 months (fully funded)
- Secured 10.5 EH/s of latest-generation Bitmain S21 XP miners
    - Purchase price of $21.5/TH,[7] with 20% deferred until 9 months after shipping
    - Shipping scheduled for October and November 2024, to support expansion to 30 EH/s
    - Improves overall nameplate fleet efficiency to 15 J/TH at 30 EH/s
    - Supports indicative electricity cost per Bitcoin mined of ~$19k[8] at 30 EH/s

[5] Comparative period: June 2023 vs. June 2024 self-mining.

[6] Childress August 2024 month-to-date electricity cost and cost per Bitcoin mined calculated between August 1 - 22, 2024 and based on actual Bitcoin mined, energy usage and real-time power prices in ERCOT West Load Zone, including net ERS revenue, ERCOT, retail electric provider (REP) and network fees, and adjusted for now eligible 4CP benefit.

[7] Purchase price excludes shipping and taxes.

[8] Cost per bitcoin mined represents indicative electricity cost per bitcoin mined assuming 30 EH/s, nameplate fleet efficiency of 15 J/TH, weighted average power cost of $0.04/kWh ($0.045/kWh in BC and $0.037/kWh in Texas – latter calculated using actual monthly average net power price at Childress during FY24 (with hedging and curtailment), including net ERS revenue and adjusted for now eligible 4CP benefit), current global hashrate of 621.7 EH/s, block reward of 3.125 BTC per block and transaction fees of 0.1 BTC per block.

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News Release

- Pathway from 30 EH/s to 50 EH/s secured via existing Bitmain S21 Pro miner purchase options
  - Purchase price of $18.9/TH[9] (option fee of 10% of purchase price)
  - Options expiring in March 2025 and May 2025

AI Cloud Services

- 816 NVIDIA H100 GPUs, servicing multiple customers
  - AI Cloud Services revenue continues to scale
  - Launching Childress GPU pilot in H2 2024
  - Poolside recently extended contract, expected to roll-off August 30, 2024:
    - Consolidating clusters with other providers for strategic reasons
    - Continuing to provide testimonials and customer references
  - Strong customer demand and pipeline

Corporate

- The Full Year FY24 Results webcast will be recorded, and the replay will be accessible shortly after the event at *https://iren.com/investor/events-and-presentations*

[9] Purchase price excludes shipping and taxes.

PROCEED WITH PURPOSE. 3

PROCEED WITH PURPOSE. 4 Non-IFRS metric reconciliation Adjusted EBITDA Reconciliation (USD$m)1 Year ended June 30, 2024 Year ended June 30, 2023 Bitcoin mining revenue 184.1 75.5 AI Cloud Service revenue 3.1 - Other income 1.6 - Electricity charges (81.6) (35.8) Realized gain on financial asset 4.1 - Other costs (56.5) (38.4) Adjusted EBITDA 54.7 1.4 Adjusted EBITDA Margin 29% 2% Reconciliation to consolidated statement of profit or loss Add/(deduct): Unrealized loss on financial asset (3.4) - Share-based payment expense - $75 exercise price options (11.8) (12.2) Share-based payment expense - other (11.8) (2.2) Impairment of assets - (105.2) Reversal of impairment of assets 0.1 - Foreign exchange loss (4.7) (0.2) Other non-recurring income - 3.1 Gain on disposal of subsidiaries - 3.3 Gain/(loss) on disposal of property, plant and equipment 0.0 (6.6) Other expense items2 (3.5) (4.6) EBITDA 19.6 (123.2) Finance expense (0.3) (16.4) Interest income 5.8 0.9 Depreciation (50.7) (30.9) Loss before income tax expense for the period (25.5) (169.5) Income tax expense (3.5) (2.4) Loss after income tax expense for the period (29.0) (171.9) 1) For further detail, see our audited financial statements for the year ended June 30, 2024, included in our Form 20-F filed with the SEC on August 28, 2024. 2) Other expense items include one-off professional fees including legal fees. Reconciliation of Electricity charges to Net electricity costs (USD$m) Year ended June 30, 2024 Year ended June 30, 2023 Electricity charges (81.6) (35.8) Add/(deduct) the following: - Realized gain on financial asset 4.1 - ERS revenue (included in Other income) 1.6 - ERS fees (included in Other operating expenses) (0.1) - Net electricity costs1 (76.0) (35.8) 1) Net electricity costs exclude the cost of Renewable Energy Certificates (RECs).

PROCEED WITH PURPOSE. 5 Forward-Looking Statements This investor update includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or IREN’s future financial or operating performance. For example, forward-looking statements include but are not limited to the Company’s business strategy, expected operational and financial results, and expected increase in power capacity and hashrate. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “believe,” “may,” “can,” “should,” “could,” “might,” “plan,” “possible,” “project,” “strive,” “budget,” “forecast,” “expect,” “intend,” “target”, “will,” “estimate,” “predict,” “potential,” “continue,” “scheduled” or the negatives of these terms or variations of them or similar terminology, but the absence of these words does not mean that statement is not forward-looking. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. In addition, any statements or information that refer to expectations, beliefs, plans, projections, objectives, performance or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking. These forward-looking statements are based on management’s current expectations and beliefs. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause IREN’s actual results, performance or achievements to be materially different from any future results performance or achievements expressed or implied by the forward looking statements, including, but not limited to: Bitcoin price and foreign currency exchange rate fluctuations; IREN’s ability to obtain additional capital on commercially reasonable terms and in a timely manner to meet its capital needs and facilitate its expansion plans; the terms of any future financing or any refinancing, restructuring or modification to the terms of any future financing, which could require IREN to comply with onerous covenants or restrictions, and its ability to service its debt obligations, any of which could restrict its business operations and adversely impact its financial condition, cash flows and results of operations; IREN’s ability to successfully execute on its growth strategies and operating plans, including its ability to continue to develop its existing data center sites and to diversify and expand into the market for high performance computing (“HPC”) solutions it may offer (including the market for AI Cloud Services); IREN’s limited experience with respect to new markets it has entered or may seek to enter, including the market for HPC solutions (including AI Cloud Services); expectations with respect to the ongoing profitability, viability, operability, security, popularity and public perceptions of the Bitcoin network; expectations with respect to the profitability, viability, operability, security, popularity and public perceptions of any current and future HPC solutions (including AI Cloud Services) that IREN offers; IREN’s ability to secure and retain customers on commercially reasonable terms or at all, particularly as it relates to its strategy to expand into markets for HPC solutions (including AI Cloud Services); IREN’s ability to manage counterparty risk (including credit risk) associated with any current or future customers, including customers of its HPC solutions (including AI Cloud Services) and other counterparties; the risk that any current or future customers, including customers of its HPC solutions (including AI Cloud Services), or other counterparties may terminate, default on or underperform their contractual obligations; Bitcoin global hashrate fluctuations; IREN’s ability to secure renewable energy, renewable energy certificates, power capacity, facilities and sites on commercially reasonable terms or at all; delays associated with, or failure to obtain or complete, permitting approvals, grid connections and other development activities customary for greenfield or brownfield infrastructure projects; IREN’s reliance on power and utilities providers, third party mining pools, exchanges, banks, insurance providers and its ability to maintain relationships with such parties; expectations regarding availability and pricing of electricity; IREN’s participation and ability to successfully participate in demand response products and services and other load management programs run, operated or offered by electricity network operators, regulators or electricity market operators; the availability, reliability and/or cost of electricity supply, hardware and electrical and data center infrastructure, including with respect to any electricity outages and any laws and regulations that may restrict the electricity supply available to IREN; any variance between the actual operating performance of IREN’s miner hardware achieved compared to the nameplate performance including hashrate; IREN’s ability to curtail its electricity consumption and/or monetize electricity depending on market conditions, including changes in Bitcoin mining economics and prevailing electricity prices; actions undertaken by electricity network and market operators, regulators, governments or communities in the regions in which IREN operates; the availability, suitability, reliability and cost of internet connections at IREN’s facilities; IREN’s ability to secure additional hardware, including hardware for Bitcoin mining and any current or future HPC solutions (including AI Cloud Services) it offers, on commercially reasonable terms or at all, and any delays or reductions in the supply of such hardware or increases in the cost of procuring such hardware; expectations with respect to the useful life and obsolescence of hardware (including hardware for Bitcoin mining as well as hardware for other applications, including any current or future HPC solutions (including AI Cloud Services) IREN offers); delays, increases in costs or reductions in the supply of equipment used in IREN’s operations; IREN’s ability to operate in an evolving regulatory environment; IREN’s ability to successfully operate and maintain its property and infrastructure; reliability and performance of IREN’s infrastructure compared to expectations; malicious attacks on IREN’s property, infrastructure or IT systems; IREN’s ability to maintain in good standing the operating and other permits and licenses required for its operations and business; IREN’s ability to obtain, maintain, protect and enforce its intellectual property rights and confidential information; any intellectual property infringement and product liability claims; whether the secular trends IREN expects to drive growth in its business materialize to the degree it expects them to, or at all; any pending or future acquisitions, dispositions, joint ventures or other strategic transactions; the occurrence of any environmental, health and safety incidents at IREN’s sites, and any material costs relating to environmental, health and safety

PROCEED WITH PURPOSE. 6 requirements or liabilities; damage to IREN’s property and infrastructure and the risk that any insurance IREN maintains may not fully cover all potential exposures; ongoing proceedings relating to the default by two of IREN’s wholly-owned special purpose vehicles under limited recourse equipment financing facilities; ongoing securities litigation relating in part to the default; and any future litigation, claims and/or regulatory investigations, and the costs, expenses, use of resources, diversion of management time and efforts, liability and damages that may result therefrom; IREN's failure to comply with any laws including the anti-corruption laws of the United States and various international jurisdictions; any failure of IREN's compliance and risk management methods; any laws, regulations and ethical standards that may relate to IREN’s business, including those that relate to Bitcoin and the Bitcoin mining industry and those that relate to any other services it offers, including laws and regulations related to data privacy, cybersecurity, the storage, use or processing of information and consumer laws; IREN’s ability to attract, motivate and retain senior management and qualified employees; increased risks to IREN’s global operations including, but not limited to, political instability, acts of terrorism, theft and vandalism, cyberattacks and other cybersecurity incidents and unexpected regulatory and economic sanctions changes, among other things; climate change, severe weather conditions and natural and man-made disasters that may materially adversely affect IREN’s business, financial condition and results of operations; public health crises, including an outbreak of an infectious disease (such as COVID-19) and any governmental or industry measures taken in response; IREN’s ability to remain competitive in dynamic and rapidly evolving industries; damage to IREN’s brand and reputation; expectations relating to Environmental, Social or Governance issues or reporting; the costs of being a public company; and other important factors discussed under the caption “Risk Factors” in IREN’s annual report on Form 20-F filed with the SEC on August 28, 2024 as such factors may be updated from time to time in its other filings with the SEC, accessible on the SEC’s website at www.sec.gov and the Investor Relations section of IREN’s website at https://investors.iren.com. These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this investor update. Any forward-looking statement that IREN makes in this investor update speaks only as of the date of such statement. Except as required by law, IREN disclaims any obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements, whether as a result of new information, future events or otherwise. Non-IFRS Financial Measures This press release includes non-IFRS financial measures, including Net electricity costs, Adjusted EBITDA and Adjusted EBITDA Margin. We provide these measures in addition to, and not as a substitute for, measures of financial performance prepared in accordance with IFRS. There are a number of limitations related to the use of Net electricity costs, Adjusted EBTIDA and Adjusted EBITDA Margin. For example, other companies, including companies in our industry, may calculate these measures differently. The Company believes that these measures are important and supplement discussions and analysis of its results of operations and enhances an understanding of its operating performance. EBITDA is calculated as our IFRS profit/(loss) after income tax expense, excluding interest income, finance expense and non-cash fair value loss and interest expense on hybrid financial instruments, income tax expense, depreciation and amortization, which are important components of our IFRS profit/(loss) after income tax expense. Further, “Adjusted EBITDA” also excludes share- based payments expense, which is an important component of our IFRS profit/(loss) after income tax expense, foreign exchange gains and losses, impairment of assets, certain other non-recurring income, loss on disposal of property, plant and equipment, gain on disposal of subsidiaries, unrealized fair value gains and losses on financial assets and certain other expense items. Net electricity costs is calculated as our IFRS Electricity charges net of Realized gain/(loss) on financial asset, ERS revenue (included in Other income) and ERS fees (included in Other operating expenses), and excludes the cost of Renewable Energy Certificates (RECs).

PROCEED WITH PURPOSE. 7 About IREN IREN is a leading next-generation data center business powering the future of Bitcoin, AI and beyond utilizing 100% renewable energy. • Bitcoin Mining: providing security to the Bitcoin network, expanding to 30 EH/s in 2024. Operations since 2019. • AI Cloud Services: providing cloud compute to AI customers, 816 NVIDIA H100 GPUs. Operations since 2024. • Next-Generation Data Centers: 300MW of operating data centers, expanding to 510MW in 2024. Specifically designed and purpose-built infrastructure for high-performance and power-dense computing applications. • Technology: technology stack for performance optimization of AI Cloud Services, Bitcoin Mining and energy trading operations. • Development Portfolio: 2,310MW of grid-connected power secured across North America, >1,000 acre property portfolio and additional development pipeline. • 100% Renewable Energy (from clean or renewable energy sources or through the purchase of RECs): targets sites with low-cost & underutilized renewable energy, and supports electrical grids and local communities. Contacts Media Jon Snowball Domestique +61 477 946 068 Danielle Ghigliera Aircover Communications +1 510 333 2707 Investors Lincoln Tan IREN +61 407 423 395 lincoln.tan@iren.com To keep updated on IREN’s news releases and SEC filings, please subscribe to email alerts at https://iren.com/investor/ir-resources/email-alerts.